EXHIBIT 21.1

LIST OF SUBSIDIARIES

•	VocalTec Communications, Inc. (United States)
•	YMax Corporation (United States)
•	YMax Communications Corporation (United States)
•	magicJack Holdings Corporation (United States)
•	magicJack, LP (United States)
•	TigerJet Network, Inc. (United States)
•	VocalTec Communications, LLC (United States)
•	magicJack SMB, Inc. (United States)
•	Intelliclean Solutions, LLC (United States)
•	Broadsmart Global, Inc. (United States)
•	CrosIT Poland
•	CrosIT Israel